UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-33853

CTRIP.COM INTERNATIONAL, LTD.

968 Jin Zhong Road

Shanghai 200335, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

	By	:	/s/ Xiaofan Wang
	Name	:	Xiaofan Wang
	Title	:	Chief Financial Officer

Date: December 9, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding the 2016 annual general meeting of Ctrip.com International, Ltd.

99.2	Notice of the 2016 annual general meeting of Ctrip.com International, Ltd.